J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

One Bryant Park

New York, New York 10036

June 9, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Barbara C. Jacobs, Assistant Director
Matthew Crispino, Staff Attorney
Mitchell Austin, Staff Attorney

Re:	TubeMogul, Inc.
Registration Statement on Form S-1
File No. 333-204629

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 8, 2015 and the date hereof, 549 copies of the Preliminary Prospectus of TubeMogul, Inc. (the “Registrant”) dated June 8, 2015 were distributed by the underwriters solely to institutional investors.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

Pursuant to Rule 461 under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on June 11, 2015, or as soon thereafter as practicable.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

Acting severally on behalf of themselves and the several underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Michael Millman
Name: Michael Millman
Title: Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Richard Spencer
Name: Richard Spencer
Title: Managing Director

[SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST]